INDEPENDENT AUDITORS' CONSENT



The Administrative Committee
Downey Savings and Loan Association, F.A.
   Employees' Retirement and Savings Plan:


We consent to incorporation in the Registration Statement (No. 333-30483) on Form S-8 of Downey Financial Corp. of our report dated May 18, 2001 relating to the statements of net assets available for plan benefits of the Downey Savings and Loan Association, F.A. Employees' Retirement and Savings Plan as of December 31, 2000 and 1999, the related statements of changes in net assets available for plan benefits for the years then ended and the supplemental schedule, which report appears in the December 31, 2000 annual report on Form 11-K of Downey Savings and Loan Association, F.A. Employees' Retirement and Savings Plan.




                                  /S/ KPMG LLP



Los Angeles, California
June 21, 2001